Exhibit 99.1

Rail Vision Received Approval from Alstom to Install the AI Main Line system on its Locomotives

Alstom is a French multinational rolling stock manufacturer that operates in rail transport markets worldwide

Ra’anana, Israel, March 26, 2024 (GLOBE NEWSWIRE) -- Rail Vision Ltd. (Nasdaq: RVSN) (the “Company”), a technology company at the forefront of revolutionizing railway safety and the data-related market, today announced it has received an approval from Alstom SA, a global leading rolling stock manufacturer, to install the Company’s AI-driven Main Line system on Alstom’s locomotives.

The approval is a part of the previously announced first commercial installation of the Company with a national railways line, Israel Railways. Israel Railways, has purchased ten Rail Vision Main Line system to be installed on Alstom’s locomotives.

Alstom’s confirmation serves as a testament to the exceptional quality of the Main Line system, which has surpassed the rigorous standards of its locomotive systems. This approval solidifies the system’s reliability, safety and overall performance.

Alstom, a leading provider of mobility solutions, offers an extensive array of products and services that cater to diverse customer needs. Alstom’s product portfolio includes high-speed trains, metros, monorails and trams, among other offerings. In addition, Alstom provides turnkey systems, infrastructure, signaling and digital mobility services. With a global presence spanning 63 countries and a team of over 80,000 skilled professionals hailing from 175 nationalities, Alstom is committed to leveraging its design, innovation and project management expertise to address mobility challenges worldwide.

About Rail Vision Ltd.

Rail Vision is a technology company that is seeking to revolutionize railway safety and the data-related market. The Company has developed cutting-edge, artificial intelligence-based, industry-leading technology specifically designed for railways. The Company has developed its railway detection and systems to save lives, increase efficiency, and dramatically reduce expenses for the railway operators. Rail Vision believes that its technology will significantly increase railway safety around the world, while creating significant benefits and adding value to everyone who relies on the train ecosystem: from passengers using trains for transportation to companies that use railways to deliver goods and services. In addition, the company believes that its technology has the potential to advance the revolutionary concept of autonomous trains into a practical reality. For more information, please visit https://www.railvision.io/

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on Form 20-F filed with the SEC on March 23, 2023. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Rail Vision is not responsible for the contents of third-party websites.

Investor Relations

Michal Efraty
+972-(0)52-3044404
michal@efraty.com

Contacts

Shahar Hania
Chief Executive Officer
Rail Vision Ltd.
15 Ha’Tidhar St
Ra’anana, 4366517 Israel
Telephone: +972- 9-957-7706